Exhibit 77.C

Special Meeting of Shareholders

On December 18, 2009, a Special Meeting of Shareholders (the “Meeting”) of the Fund was held at the offices of C&O Funds Advisor, Inc. (the “Manager”) to approve an amendment to the management agreement with the Manager (the “Proposal”).

At the Meeting, shareholders considered several factors in voting on the Proposal, including: (i) the change in 1994 in the Fund’s investment style from long-only to long/short, and the consequent increase in the Manager’s workload and responsibility since the implementation of the Fund’s current management fee; (ii) the current and proposed management fees as compared to those of other long/short funds; (iii) the favorable performance of the Fund; and (iv) the long tenure of the Fund’s portfolio manager.

Shares represented at the Meeting in person or by proxy constituted 51.49% of the Fund’s outstanding shares entitled to be voted and a quorum necessary for the transaction of business. The Proposal was approved by the affirmative vote of a “majority of the outstanding voting securities” (as defined in the Investment Company Act of 1940, as amended) of the Fund, meaning the lessor of (i) 67% or more of the shares represented at the Meeting, if the holders of more than 50% of the outstanding shares were represented, or (ii) more than 50% of the outstanding shares of the Fund.

In tallying shareholder votes, abstentions and “broker non-votes” (i.e., shares held by brokers or nominees where (i) the beneficial owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter) were counted as shares that are present for purposes of determining the presence of a quorum but were not included in determining votes for or against the Proposal. As a result, abstentions and broker non-votes are treated as a vote against any proposal where the required vote is a percentage of the shares outstanding. Therefore, with respect to the Proposal, abstentions and broker non-votes had the effect of a vote “against” the Proposal. Shares voted in favor, shares voted against and shares abstaining with respect to the Proposal were as follows:

FOR	AGAINST	ABSTAIN
9,698,046	760,050	225,279